LEGS DIAMOND

HANDCRAFTED AGED 100% RYE WHISKEY • HUDSON VALLEY DISTILLERY



LEGS DIAMOND AGED 100% RYE WHISKEY

Legally, a rye whiskey only needs 51% rye. Unlike other brands, we do not add grains like malted barley, corn or wheat. We carefully select, mash, ferment and distill only 100% organic rye, sustainably grown from local farms. We then age our rye whiskey for 12 months in new American Oak barrels.

WHY LEGS DIAMOND?

Celebrity prohibition bootlegger and gangster Legs Diamond enjoyed life, spirits, good whiskey and rye. His nickname, "Legs" was inspired by his dancing talent and ability to elude enemies. While the turbulent times of Legs Diamond's life in the 20s and 30s wasn't peaceful, the spirits did bring calm to many.

TASTING NOTES

"This is one of the most impressive of the new wave of craft whiskies being created today."
—Astor Wine and Spirits

"Bursting with raw honey notes along with splashes of saddle leather and more honey dripping on honey combs, the Legs Diamond rye is immediately captivating and bold..."
—Warren Bobrow, Foodista.com

AWARD-WINNING

Gold Medal —The Fifty Best
2017 — Good Food Awards
90 points — Wine Enthusiast
4 stars -Whiskey Wash

NAHMIAS ET FILS
SINCE 1900

40% ALC/VOL • 80 PROOF • 750 ML
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